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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 11)


                             AMDURA CORPORATION
                              (Name of Issuer)


                    Common Stock, par value $.01 per share
                       (Title of Class of Securities)


                                023426-70-3
                               (CUSIP Number)

             Fredrik Nilert, Investor International (U.S.), Inc.
          15 West 54th Street, New York, NY  10019  (212) 957-3232
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  March 15, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

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---------------------
CUSIP NO. 023426-70-3
---------------------

------------------------------------------------------------
 1.   NAME OF REPORTING PERSON            Patricia AB
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]

                                                      (b)  [x]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS   NA

------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Sweden
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                          0
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                       4,909,451
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                                 4,909,451
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                 4,909,451
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   19.9%
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON       OO


------------------------------------------------------------

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---------------------
CUSIP NO. 023426-70-3
---------------------

------------------------------------------------------------
 1.   NAME OF REPORTING PERSON            Investor AB
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]

                                                      (b)  [x]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS   NA

------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Sweden
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                          0
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                       4,909,451
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                                 4,909,451
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                 4,909,451
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   19.9%
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON       OO


------------------------------------------------------------

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---------------------
CUSIP NO. 023426-70-3
---------------------

------------------------------------------------------------
 1.   NAME OF REPORTING PERSON            Investors Trading AB
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]

                                                      (b)  [x]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS   NA

------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Sweden
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                          0
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                       4,909,451
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                                 4,909,451
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                 4,909,451
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   19.9%
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON       OO


------------------------------------------------------------

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            The Statement on Schedule 13D filed on November 4, 1991 is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER

            This Schedule relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of AMDURA Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 900 Main Street South, Southbury, CT 06488.


ITEM 2.  IDENTITY AND BACKGROUND

      (a)-(c) The names and addresses of the persons filing this Schedule are as follows:

      Investors Trading AB ("ITAB") (formerly Investor International AB and formerly AB Duba), a Swedish corporation, whose address is S-103 32, Stockholm, Sweden and which is engaged in the business of equity trading;

      Patricia AB ("Patricia"), a Swedish corporation, whose address is S-103 32, Stockholm, Sweden and which is engaged in the business of long-term holding of equity securities; and

      Investor AB ("Investor AB"), a publicly-held Swedish corporation, whose address is S-103 32, Stockholm, Sweden and which is engaged in the business of the long-term holding of equity securities.

            All of the issued and outstanding common stock of ITAB is owned by Patricia. All of the issued and outstanding common stock of Patricia is owned by Investor AB. For purposes of this statement, ITAB, Patricia and Investor AB shall be referred to collectively as the "Filing Persons".

      (d)-(e) None of the Filing Persons has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Filing Persons is organized under the laws of Sweden. Certain information concerning the officers and directors of each of the Filing Persons is set forth on Annex I hereto.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Not applicable.


ITEM 4.  PURPOSE OF THE TRANSACTION.

            On April 2, 1990, the Company and certain of its affiliates (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. The Fifth Amended Joint Plan of Reorganization (the "Plan") of the Debtors was confirmed by the United States Bankruptcy Court for the District of Colorado on September 19, 1991. All shares of Company Common Stock presently owned by ITAB were acquired by its wholly-owned subsidiary, Investor International (U.S.), Inc. ("IIUS") (formerly Patricia Investments, Inc.), pursuant to the Plan or pursuant to transactions with the Company's creditors relating to the Plan. On December 28, 1994, in contemplation of a potential future restructuring of its business and affairs, IIUS transferred all of the shares of the Company Common Stock to ITAB. Each of the above-mentioned transactions was previously disclosed in this Schedule 13D when initially filed on November 4, 1991 or as amended in Amendment Nos. 1 to 10.

            On March 15, 1995, ADU Acquisition Inc., a Delaware corporation ("ADU"), entered into a stockholders agreement, dated as of March 15, 1995 (the "Stockholders Agreement"), with Internationale Nederlanden (U.S.) Capital Corporation, ITAB, The Network Company II Limited and Orcas Limited Partnership (collectively, except for ADU, the "Stockholders") as more fully set forth in Item 6. The execution of the Stockholders Agreement was a condition to ADU's entering into a merger agreement, dated as of March 15, 1995 (the "Merger Agreement"), by and among ADU, the Company, and FKI plc, a company organized under the laws of England ("FKI").


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) ITAB owns 4,909,451 shares of Common Stock of the Company, representing approximately 19.9% of the outstanding Common Stock of the Company.

            Under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations thereunder, as a result of the stock ownership relationships described in Item 2 of this Schedule, Patricia and Investor AB may be deemed to beneficially own the

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4,909,451 shares of Common Stock of the Company owned by ITAB over which they may be deemed to share the power to dispose of and vote such shares. However, the filing of this Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) of the Act, or otherwise, the Filing Persons are a "person" as defined by Section 13(d)(3) of the Act.

            (b) ITAB, and by reason of the stock ownership relationships described in Item 2 of this Schedule 13D, Patricia and Investor AB may be deemed to have shared power to vote or to direct the vote, and to dispose or direct the disposition of the 4,909,451 shares of Common Stock of the Company beneficially owned by them.

            (c) None of the Filing Persons or, to their knowledge, any of the persons listed in Annex I, has effected any transaction in the Common Stock of the Company during the sixty days prior to the date of this
Schedule 13D, Amendment No. 11.

            (e)   Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            As set forth in Item 4, on March 15, 1995, ADU and the Stockholders entered into the Stockholders Agreement. In the Stockholders Agreement, each of the Stockholders agreed, subject to the provisions described below, to tender and not withdraw all shares owned by the Stockholders in the tender offer by ADU for all of the outstanding shares of Company Common Stock pursuant to the Merger Agreement (the "Offer"). Each Stockholder has the right to withdraw its shares from the Offer if (a) the board of directors of the Company (the "Board") shall have withdrawn or modified in a manner adverse to ADU or FKI its approval or recommendation of the Offer, the merger pursuant to the Merger Agreement (the "Merger"), the Merger Agreement or any other transaction contemplated by the Merger Agreement in order to approve any Third Party Transaction (as defined below) which the Board determines in the exercise of its good faith judgment and after consultation with independent legal counsel and the Company's financial advisors to be more favorable to the Company's stockholders than the Offer and the Merger taken together, (b) the Merger Agreement is terminated, (c) the Merger Agreement is amended in any way which adversely affects such Stockholder or (d) such Stockholder's shares have not been accepted for payment and paid for by June 13, 1995. "Third Party Transaction" is

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defined in the Merger Agreement to mean any of the following: (i) the acquisition of the Company by merger, consolidation or other business combination transaction by any person other than FKI, ADU or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of 50% or more of the outstanding stock or all or a substantial part (other than in the ordinary course of business) of the assets of a material subsidiary of the Company; (iii) the acquisition by a Third Party of 50% or more of the outstanding shares, whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Company of a plan of liquidation or other declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its subsidiaries of 50% or more of the outstanding shares.

            A copy of the Stockholders Agreement is attached as Exhibit 26 and is incorporated by reference herein in its entirety.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 24 Written agreement relating to the filing of a joint acquisition statement.*

      Exhibit 25.(a)          Power of Attorney of ITAB.

      Exhibit 25.(b)          Power of Attorney of Patricia.**

      Exhibit 25.(c)          Power of Attorney of Investor AB.**

      Exhibit 26 Stockholders Agreement dated as of March 15, 1995 by and among ADU, Internationale Nederlanden (U.S.) Capital Corporation, ITAB, The Network Company II Limited and Orcas Limited Partnership.

Annex I to the Schedule 13D is restated in its entirety as set forth in Annex I hereto.

*     Incorporated by reference to Exhibit 1 of this Schedule 13D.
** Incorporated by reference to the comparable Exhibit to the Statement on Schedule 13D concerning the shares of common stock, par value $.40 per share, of Acceptance Insurance Companies, Inc. filed by IIUS, Investor International AB (now ITAB), Patricia and Investor AB on November 29, 1994.


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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 30, 1995                Investors Trading AB
                              Patricia AB
                              Investor AB

                                    as to each



                              By:   /s/ Fredrik Nilert
                                    Fredrik Nilert
                                    Attorney-in-Fact

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                                  ANNEX I


            The following is a list of the executive officers and directors of ITAB:

                              Present Principal Occupation
Name and Position             and Business Address

Peder Bonde                   Chairman of ITAB
 (Director and Chairman)      One Farragut Square South
                              Suite 602
                              Washington, D.C.  20006

Claes Dahlback                President of Investor AB
 (Director)                   S-103 32 Stockholm
                              Sweden

Anders Rydin                  Chief Financial Officer of
 (Director and President)     Investor AB
                              S-103 32 Stockholm
                              Sweden

Marcus Wallenberg             Executive Vice President of
 (Director)                   Investor AB
                              S-103 32 Stockholm
                              Sweden

         All of the above named individuals are citizens of Sweden.

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            The following is a list of the executive officers and directors of Patricia:

                              Present Principal Occupation
Name and Position             and Business Address

Claes Dahlback                President of Investor AB
 (Director and Chairman)      S-103 32 Stockholm
                              Sweden

Anders Rydin                  Chief Financial Officer of
 (Director and President)     Investor AB
                              S-103 32 Stockholm
                              Sweden

Marcus Wallenberg             Executive Vice President of
 (Director)                   Investor AB
                              S-103 32 Stockholm
                              Sweden


         All of the above named individuals are citizens of Sweden.

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            The following is a list of the executive officers and directors of Investor AB:

                              Present Principal Occupation
Name and Position             and Business Address

Percy Barnevik                President and Chief Executive
 (Director)                   Officer of ABB Asea Brown Boveri Ltd.
                              (electric power generation and transmission equipment)
                              Affoltern Strasse 44
                              CH-8050
                              Zurich, Switzerland

Erik Belfrage                 Senior Vice President of
 (Director)                   Skandinaviska Enskilda Banken
                              Box 16067
                              S-103 22 Stockholm
                              Sweden

Bo Berggren                   Chairman, Stora Kopparbergs
 (Director)                   Bergslags AB (forest products and paper
                              company)
                              S-791 80 Falun
                              Sweden

Jan Carlzon                   Jan Carlzon Management AB
 (Director)                   Box 7395
                              S-103 91 Stockholm
                              Sweden

Claes Dahlback                President of Investor AB
 (Director and President)     S-103 32 Stockholm
                              Sweden

Hakan Mogren                  President and Chief Executive
 (Director)                   Officer of AB Astra
                              (pharmaceutical company)
                              S-152 85 Sodertalje
                              Sweden

Mauritz Sahlin                President and Chief Executive
 (Director)                   Officer of Aktiebolaget SKF
                              (manufacturer of bearings)
                              S-415 50 Goteborg
                              Sweden

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Anders Scharp                 Chairman of AB Electrolux
(Director)                    (appliance manufacturer)
                              Lilla Essingen
                              S-105 45 Stockholm
                              Sweden

Tom Wachtmeister              Vice Chairman of Atlas Copco
 (Director)                   AB (manufacturer of compressors and mining
                              equipment)
                              S-103 32 Stockholm
                              Sweden

Marcus Wallenberg             Executive Vice President of
 (Director)                   Investor AB
                              S-103 32 Stockholm
                              Sweden

Peter Wallenberg              Chairman of Investor AB
 (Director and Chairman)      S-103 32 Stockholm
                              Sweden

         All of the above named individuals are citizens of Sweden.

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            None of the foregoing officers and directors of any of the
Filing Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.